Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

August 15, 2016

FILED VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, HIVA Equity Fund (the “Fund”) (File Nos. 811-22680; 333-180308)

Dear Ms. Sprague:

Set forth below is a summary of the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which you provided orally on July 18, 2016, for the Trust’s Post-Effective Amendment Nos. 71 and 74, filed on May 31, 2016 (Accession No. 0001398344-16-013879). Following each comment is the Trust’s response.

PROSPECTUS

Cover Page

1.	Please include the ticker symbols for each share class of the Fund.

Response: The Fund had added the information.

Summary Prospectus

Fees and Expenses

2.	Please confirm that the Expense Limitation Agreement capping the Fund’s Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements is for three years to correspond with the Example on page 2.

Response: The Fund’s fiscal year end is the last day of February each year. The third annual registration statement update will be dated June 28, 2019. The Expense Limitation Agreement, which is effective until July 31, 2019, is for over three years.

3.	Please explain the initials “HVIA” in the Fund name “HVIA Equity Fund” in note 3 on page 1.

Response: The following sentence has been added at the beginning of note 3 on page 1:

“The initials ‘HVIA’ in the Fund’s name are an initialism for Hudson Valley Investment Advisors.”

Principal Investment Strategies

4.	Please number, for clarity, the two factors the Adviser uses in selecting portfolio holdings to meet the Fund’s investment objective.

Response: The first sentence in this section on page 2 has been revised as follows:

“The Fund seeks to achieve its investment objective by investing principally in a diversified portfolio of common stock of large-capitalization growth companies that the Adviser believes offer (1) reasonable valuation when compared to their industry peers and (2) the potential of earnings growth.”

5.	In the final sentence of the last paragraph in this section, the Adviser defines large-capitalization companies as those with a total market capitalization of greater than $5 billion. Please explain how the Adviser determined that a market capitalization of $5 billion qualifies as a large cap stock; alternatively, use a functional or index definition of large cap securities. Consider moving the definition of large capitalization securities to the end of the first paragraph of this section.

Response: The definition of large capitalization securities has been revised as follows and moved to the end of the first paragraph of this section:

“For purposes of the Fund, the Adviser defines large-capitalization companies as companies that have a market capitalization within the range represented in the S&P 500 Dow Jones Index (between $2.6 billion and $570 billion as of July 29, 2016) at the time of purchase. The size of the companies in the S&P 500 Dow Jones Index will change with market conditions.”

Principal Risks

6.	Please change the verb tense in the first clause of the sentence disclosing “Growth Investing Risk” to the future tense.

Response: This change has been made.

7.	Please consider adding mid-capitalization risk disclosure as the Staff views a total market capitalization of $5 billion as mid capitalization rather than large capitalization.

Response: In light of the change made pursuant to comment 5, the Trust does not believe this change is necessary.

8.	Please move the last sentence of the paragraph disclosing “Management Style Risk” to the fourth risk disclosure, and rename the fourth risk disclosure “New Adviser and New Fund Risk”.

Response: The fourth risk disclosure on page 4 has been revised as follows:

“New Adviser and New Fund Risk. The Fund was formed in 2016 and has no operating history. Accordingly, investors in the Fund bear the risk that the Fund may not be successful in implementing its investment strategy or growing to an economically viable size. Although the Adviser has investment management experience, the Adviser has no experience as an investment adviser to a mutual fund prior to the Fund’s inception.”

Management of the Fund

9.	Please add the month of the Fund’s inception in the table disclosing the Portfolio Manager’s “Investment Experience with the Fund”.

Response: The month of the Fund’s inception has been added to the table.

Statutory Prospectus

Investment Objective, Investment Strategies, and Related Risks

10.	Please confirm that the Fund will not invest in other mutual funds as a principal investment strategy.

Response: The Fund will not invest in other mutual funds as a principal investment strategy.

11.	The prospectus states: “To the extent the Fund holds other registered investment companies, including money market mutual funds, the Fund will incur acquired fund fees and expenses (as defined by the Securities and Exchange Commission).” Please add an explanation of acquired fund fees and expenses.

Response: The sentence above has been revised as follows:

“To the extent the Fund holds other registered investment companies, including money market mutual funds, the Fund will incur acquired fund fees and expenses (as defined by the Securities and Exchange Commission), which means that the Fund will pay its proportionate share of the fee and expenses of the registered investment companies it holds.”

Distribution Plan

12.	The Staff notes that General Instruction C(3)(a) to Form N-1A requires that all disclosures related to Item 12 be located in one place in the registration statement. The sections titled “Distribution Plan” and “How to Buy Shares” appear to address the requirements of Item 12 of Form N-1A. Please consider moving the second paragraph on page 10 (“How to Buy Shares”) to page 8.

Response: The Trust believes that the existing disclosures are appropriate and therefore respectfully declines to make this change to these sections. Item 12(a) requires disclosure of sales loads, Item 12(b) requires disclosure of Rule 12b-1 fees, and Item 12(c) requires that such disclosure be discussed for each share class. The Trust does not believe that the disclosure in the section “How to Buy Shares” regarding share classes is the type of disclosure required by Item 12 and General Instruction C(3)(a) to be included in the same section as the Trust’s Distribution Plan (i.e., 12b-1 fees). To the extent the section “How to Buy Shares” discusses the Fund’s 12b-1 Plan or the fees thereunder, it is simply repeating information disclosed in the section “Distribution Plan”, which address all of the required elements of Item 12(b).

How to Buy Shares

Choosing a Share Class

13.	Please clarify paragraph 1 of this subsection to state that Investor Class shares are not currently offered.

Response: The paragraph has been revised as follows:

“The Fund currently offers one class of shares: Institutional Class shares. The Investor Class shares are not currently offered. When both classes of shares are offered, each share class will represent an ownership interest in the same investment portfolio and have the same rights but each class will have its own expense structure.”

14.	Paragraph 4 of this subsection discusses class conversions; please consider providing more information on how a shareholder can convert its shares into another class of the Fund.

Response: The Trust has added disclosure that discusses how a shareholder can initiate a share class conversion.

15.	Please state whether the Fund actively notifies shareholders if they are eligible for a share class conversion.

Response: The Fund does not actively monitor the accounts of direct shareholders to determine if they qualify for a share class conversions. An investor would need to contact the Transfer Agent upon qualifying for a class conversion to initiate the request. As discussed in the Trust’s response to Comment 14, disclosure regarding such procedures has been added to the prospectus.

Frequent Trading Policies

16.	The staff notes that in this subsection the Fund uses the terms “frequent purchases and redemptions” and “market timing”. Please add disclosure noting that these phrases are equivalent.

Response: The Fund has revised its disclosure to address the consistency of terminology.

Minimum Account Balance

17.	Please add disclosure to this subsection that states that an automatic redemption could create a taxable event for the shareholder.

Response: The Fund has made the requested change.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

Fundamental Restrictions

18.	In the subsection Concentration, the disclosure states: “The Fund will not invest more than 25% of its total assets in a particular industry. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government (including its agencies and instrumentalities) or state or municipal governments and their political subdivisions (other than revenue bonds issued in connection with an identifiable industry; e.g., healthcare or education) or repurchase agreements with respect thereto, or investments in registered investment companies.” To the extent the Fund invests in a registered investment company, the Staff would look through to the registered investment company’s holdings to evaluate concentration. Please confirm that the Fund will look through to the registered investment company’s holdings to evaluate concentration .

Response: The Fund confirms that to the extent it invests in a registered investment company, the Fund will look through to the registered investment company’s holdings to evaluate concentration.

Distribution Plan

19.	Per Item 19(g)(1), please provide a list of principal types of activities for which 12b-1 payments are or will be made, including the dollar amount and the manner in which amounts paid by the Fund under the plan during the last fiscal year were spent on the listed activities.

Response: Since the Fund does not yet have one fiscal year of operations, there is no disclosure to add at this time. The Trust will provide this information during the each annual amendment to the Fund’s registration statement.

Appendix A

20.	Please complete the information for the Fund’s Principal Executive Officer.

Response: The Fund has added the information.

21.	Please include the address for Martin Dean.

Response: The Fund has added the information.

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	Commission or staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. Please contact me at (513) 587-3451 if you have any questions.

Sincerely,

/s/ Frank L. Newbauer
Frank L. Newbauer
Assistant Secretary